                                                                    Exhibit 99.3

Contact:
Lawrence H. N. Kinet
Chairman and CEO
(847) 229-2222


                      AKSYS REPORTS FIRST QUARTER RESULTS


Lincolnshire, IL, April 21, 1999 - Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today reported results for the first quarter ended March 31, 1999.

For the first quarter, the Company reported a net loss of $4.5 million, or ($0.30) per share, compared with a net loss of $3.6 million, or ($0.25) per share, for the first quarter a year ago. The increase in net loss is primarily attributable to increased spending for research and development, as the Company completed final phases of engineering and filed an IDE for its PHD(TM) System. At March 31, 1999, the Company had total cash and investments of $15.8 million.

Lawrence H.N. Kinet, Chairman and Chief Executive Officer, said, "We continue to make steady progress toward clinical evaluation and commercialization of the PHD(TM) System. While the FDA reviews the IDE that we filed at the end of the first quarter, we continue with preparations for clinical trials. With our accelerated research and development efforts in the quarter, we have completed manufacturing all PHD(TM) Systems for the clinical study."

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD(TM) System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, and risks related to the regulatory approval process. Regulatory risks include whether and when the Company will obtain an approved Investigational Device Exemption (IDE), the timing, scope and results of the Company's clinical trials, and whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance.

                         - financial table to follow -
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                          AKSYS, LTD. AND SUBSIDIARY
                       (a development stage enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                          Quarter ended March 31,
                                       ----------------------------
                                           1999          1998
                                       ------------    ------------
Revenues:                              $         -     $         -
                                       ------------    ------------
 Operating expenses:
   Research and development               3,449,000       2,923,000
   Business development                     354,000         260,000
   General and administrative               956,000         915,000
                                       ------------    ------------
Total operating expenses                  4,759,000       4,098,000
                                       ------------    ------------
Operating loss                           (4,759,000)     (4,098,000)
Interest income                             245,000         488,000
                                       ------------    ------------
Net loss                               $ (4,514,000)   $ (3,610,000)
                                       ============    ============
Net loss per share - basic and diluted $      (0.30)   $      (0.25)
                                       ============    ============
Weighted average shares outstanding      14,809,000      14,500,000
                                       ============    ============


                          SELECTED BALANCE SHEET DATA

                                   March 31,     December 31,
                                     1999            1998
                                 ------------    ------------
Cash and short-term investments  $ 15,010,000    $ 20,260,000
Working capital                    13,751,000      18,010,000
Long-term investments                 780,000         780,000
Total assets                       20,911,000      25,942,000
Total liabilities                   1,850,000       2,640,000
Stockholders' equity               19,061,000      23,302,000